UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

Commission File Number: 0-8483

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CERES GROUP, INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CERES GROUP, INC.

17800 Royalton Road
Cleveland, Ohio 44136-5197

CERES GROUP, INC. 401(k) PLAN
Financial Statements and Supplemental Schedule
(Modified Cash Basis)
December 31, 2004 and 2003 and
Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

Board of Trustees
Ceres Group, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Ceres Group, Inc. 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note B, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, on the basis of accounting described in Note B.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Columbus, Ohio
June 15, 2005

CERES GROUP, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits
(Modified Cash Basis)
December 31, 2004 and 2003

	2004	2003
Assets:
Investments held by Massachusetts Mutual Life Insurance Company:
Deposit Administration Group Annuity Contract #FL-2372 (variable interest rate), at contract value	$7,659,440	$7,703,815
Ceres Group, Inc. Common Stock, at fair value	1,489,715	1,933,159
Pooled Separate Investment Accounts, at fair value	13,255,211	11,825,447
Participant loans	540,511	524,057

Net assets available for benefits	$22,944,877	$21,986,478

See accompanying notes to financial statements.

CERES GROUP, INC. 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits
(Modified Cash Basis)
Year Ended December 31, 2004

Additions:
Net investment income:
Net appreciation in fair value of investments	$1,035,680
Interest and dividends	317,111

Net investment income	1,352,791

Contributions:
Employer	487,953
Employee	1,262,881
Rollovers	147,119

Total contributions	1,897,953

Total additions	3,250,744

Deductions:
Benefits paid to participants or beneficiaries	2,196,867
Administrative expenses	60,948
Deemed distributions of loans to participants	11,740
Corrective distributions	22,790

Total deductions	2,292,345

Net increase	958,399

Net assets available for benefits at beginning of year	21,986,478

Net assets available for benefits at end of year	$22,944,877

See accompanying notes to financial statements.

CERES GROUP, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)
December 31, 2004 and 2003 and
Year Ended December 31, 2004

A. Description of the Plan

The following description provides only general information regarding the Ceres Group, Inc. 401(k) Plan (the Plan). Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All employees of Ceres Group, Inc. and subsidiaries, or Ceres, a public registrant, that are 18 years of age or older are eligible to participate in the Plan commencing the first day of the month following an individual’s month of hire.

Contributions

Participants may make contributions to the Plan through payroll deferrals. Effective June 1, 2002, the Plan was amended so that participants can elect to make pre-tax contributions from 1% to 25% of their compensation. After-tax contributions were prohibited subsequent to the June 1, 2002 amendment. Ceres will match 50% of the participant’s contributions subject to a maximum of 6% of the participant’s salary (Company Match Contribution). In addition to the Company Match Contribution, Ceres will match 100% of each participant’s contributions (Stock Match Contribution) to the Ceres Group, Inc. Stock Fund (Company Stock Fund), up to a maximum of $1,000 per year provided that the participant agrees that the pre-tax contributions cannot be transferred out of the Company Stock Fund for a minimum of one year.

Additionally, Ceres may contribute a Profit Sharing Contribution to the Plan, as determined by the Board of Directors. All eligible, active employees who have worked over 1,000 hours during the plan year and who are employed on the last day of the plan year share in this contribution. Participants who leave employment during the plan year due to retirement, disability or death will also share in the contribution. There was no Profit Sharing Contribution made for the 2004 plan year.

Employees may roll over funds into the Plan from other qualified plans.

CERES GROUP, INC. 401(k) PLAN
Notes to Financial Statements (Modified Cash Basis) – Continued
December 31, 2004 and 2003 and
Year Ended December 31, 2004

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the following:

•	Ceres’ contributions; and

•	Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company Match Contribution, Stock Match Contribution, and Profit Sharing Contribution allocated to the participant’s account becomes vested based upon years of service as follows: 0% vested up to two years, 25% vested after two years, 50% vested after three years, 75% vested after four years, and 100% vested after five years.

Participant Loans

Participants may borrow up to half of their vested account balance. The smallest amount that may be borrowed is $1,000; the largest amount that may be borrowed is the lesser of half of the participant’s vested account balance or $50,000. Loan terms exceeding five years are permitted under the Plan. Participants may only have one outstanding loan at a time. A loan is secured by the balance in the participant’s account and bears interest at the prime lending rate plus 1%.

Payment of Benefits

Upon termination of service, a participant may elect to receive any of the following individual benefit options or in combination with a partial one-sum cash payment:

•	a one-sum cash payment;

•	a deferred annuity;

•	to continue their account until age 70 1/2; or

•	installment payments.

CERES GROUP, INC. 401(k) PLAN
Notes to Financial Statements (Modified Cash Basis) – Continued
December 31, 2004 and 2003 and
Year Ended December 31, 2004

Upon retirement or disability, a participant may elect to receive various benefit options or in combination with a partial one-sum cash payment:

•	a one-sum cash payment;

•	installment payments;

•	joint and survivor annuity;

•	full cash refund annuity;

•	life annuity with 120 stipulated payments;

•	life annuity; or

•	continued account.

Upon death, the participant’s account will be paid in the form of an annuity, installments or a one-sum cash payment.

Under any of the above circumstances, a participant will receive a one-sum cash payment if the account balance is $5,000 or less.

Investment Options

Upon enrollment in the Plan, participants may direct their participant contributions and any Profit-Sharing Contributions and Company Match Contributions for investment in any of the investment options offered by the Plan. However, there are two exceptions to a participant’s right to exercise investment control as follows:

•	the first $1,000 of before-tax contributions that participants direct for investment in the Company Stock Fund for any particular plan year must remain in the Company Stock Fund for a minimum of one year to the extent they continue to be held under the Plan, commencing with the month those before-tax contributions actually are contributed and invested. This restriction does not apply to any investment in the Company Stock Fund, made with before-tax contributions that do not trigger Stock Match Contributions or before-tax contributions in excess of $1,000 that do not trigger a stock match; and

CERES GROUP, INC. 401(k) PLAN
Notes to Financial Statements (Modified Cash Basis) – Continued
December 31, 2004 and 2003 and
Year Ended December 31, 2004

•	all Stock Match Contributions, made by the Company because the participant agreed to invest all or a portion of their before-tax contributions in the Company Stock Fund, must remain invested in the Company Stock Fund while held under the Plan.

Plan Termination

Ceres has the right under the Plan to discontinue contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts and the assets of the Plan will be distributed to the participants based on the amounts in their respective accounts.

B. Significant Accounting Policies

Basis of Accounting

The financial statements and supplemental schedule of the Plan are prepared using a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. This basis differs from U.S. generally accepted accounting principles in that certain other income, contributions and related assets are recognized when received rather than as earned, and certain expenses and related liabilities are recognized when paid rather than as incurred.

Valuation of Investments and Related Income

Ceres Group, Inc. Common Stock is valued at the last reported sales price of the stock on the last business day of the plan year. The Massachusetts Mutual Pooled Separate Investment Accounts are valued at the fair value of the underlying investments, as determined by Massachusetts Mutual Life Insurance Company, or Massachusetts Mutual. The Massachusetts Mutual Deposit Administration Group Annuity Contract (DAC) is valued at contract value. Contract value approximates fair value. DAC funds deposited during 2004 were guaranteed to earn 3.25%. DAC funds deposited as of December 31, 2003 were guaranteed to earn 3.75%. The average yield for 2004 was 3.70%. Guaranteed interest rates are determined annually by Massachusetts Mutual.

The aggregate cost of investment sales is the average cost per share or per unit at the time of the sale. Interest income is recorded when credited by Massachusetts Mutual.

CERES GROUP, INC. 401(k) PLAN
Notes to Financial Statements (Modified Cash Basis) – Continued
December 31, 2004 and 2003 and
Year Ended December 31, 2004

Use of Estimates

The preparation of financial statements using a modified cash basis of accounting requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C. Investments

Massachusetts Mutual serves as the trustee for certain assets of the Plan with the balance held in trust by Investors Bank & Trust Company of Boston, Massachusetts. During 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net
Appreciation
(Depreciation)
in Fair Value
of Investments
Ceres Group, Inc. Common Stock	$(177,631)
Pooled Separate Investment Accounts	1,213,311

Total	$1,035,680

CERES GROUP, INC. 401(k) PLAN
Notes to Financial Statements (Modified Cash Basis) – Continued
December 31, 2004 and 2003 and

Year Ended December 31, 2004

The following tables present individual investments that represent 5% or more of the Plan’s net assets at December 31, 2004 and 2003:

	2004
	Current	% of Plan
	Value	Net Assets
Deposit Administration Group Annuity Contract #FL-2372, variable interest rate—Guaranteed Interest Fund	$7,659,440	33.4%
Pooled Separate Investment Accounts:
Massachusetts Mutual Separate Investment Account BP, Destination Retirement 2020 Fund	3,714,288	16.2%
Massachusetts Mutual Separate Investment Account A, Premier Core Value Equity (Babson/Bernstein)	2,008,763	8.8%
Ceres Group, Inc. Common Stock	1,489,715	6.5%
Massachusetts Mutual Separate Investment Account M, Premier Balanced Fund (Babson Capital)	1,230,600	5.4%
Massachusetts Mutual Separate Investment Account BA, Destination Retirement 2030 Fund	1,188,048	5.2%

	2003
	Current	% of Plan
	Value	Net Assets
Deposit Administration Group Annuity Contract #FL-2372, variable interest rate—Guaranteed Interest Fund	$7,703,815	35.0%
Pooled Separate Investment Accounts:
Massachusetts Mutual Separate Investment Account BP, Destination Retirement 2020 Fund	3,677,604	16.7%
Ceres Group, Inc. Common Stock	1,933,159	8.8%
Massachusetts Mutual Separate Investment Account A, Premier Core Value Equity (Babson/Bernstein)	1,587,052	7.2%
Massachusetts Mutual Separate Investment Account M, Premier Balanced Fund (Babson Capital)	1,182,271	5.4%

CERES GROUP, INC. 401(k) PLAN
Notes to Financial Statements (Modified Cash Basis) – Continued
December 31, 2004 and 2003 and

Year Ended December 31, 2004

D. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated April 4, 2004, stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code, or the Code, and therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, is qualified and the related trust is tax exempt.

E. Party-in-Interest Transactions

Certain Plan investments in the shares of Pooled Separate Investment Accounts and the Deposit Administration Group Annuity Contract are managed by Massachusetts Mutual Life Insurance Company, the third party trustee of the Plan. Therefore, transactions in these funds qualify as party-in-interest transactions. Fees paid by the Plan for administrative services amounted to $60,948 for the year ended December 31, 2004.

The Plan also holds shares of Ceres Group, Inc. common stock, the Plan Sponsor and a party-in-interest to the Plan. The following is a summary of transactions in the Company Stock Fund during the year ended December 31, 2004:

	Number of	Fair
	Units/Shares	Value
Balance at December 31, 2003	270,268	$1,933,159
Purchases	34,104	239,707
Distributions	(68,967)	(505,520)
Net depreciation	—	(177,631)

Balance at December 31, 2004	235,405	$1,489,715

CERES GROUP, INC. 401(k) PLAN
EIN: 34-0970995 Plan Number: 001

Schedule H, Line 4i-Schedule of Assets
(Held at End of Year)
December 31, 2004

		Description of Investment
	Identity of Issue,	Including Maturity Date, Rate	Unit/Shares/
	Borrower,	of Interest, Collateral,	Interest
	Lessor, or Similar Party	Par, or Maturity Value	Rate	Current Value
*	Massachusetts Mutual Life	Deposit Administration Group Annuity Contract #FL-2372,
	Insurance Company	variable interest rate, Guaranteed Interest Fund	3.25%-3.75%	$7,659,440

*	Massachusetts Mutual Life	Separate Investment Account M,
	Insurance Company	Premier Balanced Fund (Babson Capital)	3,169	1,230,600

*	Massachusetts Mutual Life	Separate Investment Account A, Premier
	Insurance Company	Core Value Equity (Babson/Bernstein)	374	2,008,763

*	Massachusetts Mutual Life	Separate Investment Account E, Premier
	Insurance Company	Core Bond Fund (Babson Capital)	784	1,067,057

*	Massachusetts Mutual Life	Separate Investment Account BC,
	Insurance Company	Destination Retirement Income Fund	2,869	601,754

*	Massachusetts Mutual Life	Separate Investment Account I, Premier
	Insurance Company	International Equity Fund (Oppenheimer)	1,720	551,310

*	Massachusetts Mutual Life	Separate Investment Account BP,
	Insurance Company	Destination Retirement 2020 Fund	18,092	3,714,288

*	Massachusetts Mutual Life	Separate Investment Account BA,
	Insurance Company	Destination Retirement 2030 Fund	5,987	1,188,048

*	Massachusetts Mutual Life	Separate Investment Account BE,
	Insurance Company	Destination Retirement 2040 Fund	3,843	819,774

*	Massachusetts Mutual Life	Separate Investment Account W8, Equity
	Insurance Company	Growth Fund (American Century)	6,413	800,888

*	Massachusetts Mutual Life	Separate Investment Account S, Premier
	Insurance Company	Small Co. Opportunities II Fund (Babson Capital)	525	515,271

*	Massachusetts Mutual Life	Separate Investment Account L, Select
	Insurance Company	Growth Equity (GMO)	6,062	519,696

*	Massachusetts Mutual Life	Separate Investment Account SZ, Select
	Insurance Company	Small Co. Growth (Mazama/Allied)	2,059	237,762

*	Ceres Group, Inc.	Ceres Group, Inc. Common Stock	235,405	1,489,715

*	Participant loans	Various maturities	5.00%-10.50%	540,511

				$22,944,877

*	Denotes party-in-interest

See accompanying report of independent registered public accounting firm.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CERES GROUP, INC. 401(k) PLAN

By: /s/ David I. Vickers

Dated: June 29, 2005	David I. Vickers
Plan Administrator